

15046471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-36217

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____January 1, 2014_____ AND ENDING___December 31, 2014_____
                                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kedem Capital Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____52 Beaumont Drive_____
                                         (No. and Street)

_____Melville_____NY_____11747_____
          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Ben Z. Kedem_____631-755-3330_____
                                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Halpern & Associates, LLC_____
                              (Name – if individual, state last, first, middle name)

___218 Danbury Road_____Wilton_____CT_____06897_____
          (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Ben Z. Kedem_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Kedem Capital Corporation_____ , as of _____December 31_____, 2014_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of New York
County of Suffolk
Sworn to before me
this 24 day of Feb 2015

_____
Signature

_____
Notary Public

NEIL A. GORDON Title
NOTARY PUBLIC, State of New York
No. 01GO4504120
Qualified in Nassau County
Certificate Filed in Queens County
Term Expires August 31, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Kedem Capital Corporation

We have audited the accompanying statement of financial condition of Kedem Capital Corporation (the "Company"), and the related notes as of December 31, 2014.

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 25, 2015

KEDEM CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 73,327
Receivable from clearing broker	78,889
Other assets	14,006
TOTAL ASSETS	**$166,222**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accrued expenses and other liabilities		$ 14,866

SHAREHOLDER'S EQUITY

Common stock, no par value; authorized 200 shares; issued and outstanding 1 share	$200,000	
Accumulated deficit	(48,644)	
TOTAL SHAREHOLDER'S EQUITY		151,356
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$166,222

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Kedem Capital Corporation (the "Company") began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in 1986. In this capacity, it executes both principal and agency transactions for itself and its customers. The Company operates on a fully disclosed basis through its clearing broker, JP Morgan Clearing Corp. ("JPM").

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counter-party with which it conducts business.

The Company introduces its customer transactions to JPM with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify JPM for losses that the clearing broker may sustain related to the Company's customers. After December 31, 2012, all amounts related to customer transactions were received by JPM. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

The clearing and depository operations for the Company's proprietary and customer transactions are performed by JPM pursuant to the clearance agreement. At December 31, 2014, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

Security transactions and financing with JPM are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid prices.

Purchases and sales of securities are recorded on a trade date basis. Commissions are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates

Leasehold improvements are amortized over their economic useful life.

3. CASH AND CASH EQUIVALENTS

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. Cash and cash equivalents include $1,001 being held in money market funds.

4. PROVISION FOR INCOME TAXES

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to a New York State surcharge, while the shareholder is liable for federal and state income taxes on the Company's taxable income. As a result, the financial statements reflect the minimum tax charged by the State of New York.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax

4. PROVISION FOR INCOME TAXES (continued)

authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2014 management has determined that there are no material uncertain income tax positions.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2014 or during the year then ended.

6. RELATED PARTY TRANSACTION

Included in other assets is a receivable of $3,977 from a corporation which is wholly owned by the Company's shareholder.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $137,330 which exceeded the minimum requirement of $100,000 by $37,330. The Company's ratio of aggregate indebtedness to net capital ratio was .11 to 1.

9. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2014, the Company had not entered into any subordinated loans agreements.

KEDEM CAPITAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

FOR THE YEAR ENDED DECEMBER 31, 2014

10. SUBSEQUENT EVENTS

Events have been evaluated through February 25, 2015, the date that these financial statements were available to be issued and no further information is required to be disclosed.